February 22, 2007

The Board of Directors
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401

Ladies and Gentlemen:

Citadel Limited Partnership (“CLP”) and NBC Universal, Inc. and its wholly-owned subsidiary, NBC Palm Beach Investment II, Inc. (together, “NBCU”), are pleased that the Board of Directors (the “Board”) of ION Media Networks, Inc. (the “Company”) approved CIG Media LLC (“CIG Media”), as a permitted transferee of NBCU, for purposes of Section 3.10 of the Amended and Restated Stockholder Agreement, dated November 7, 2005, by and among the Company, NBCU, and Lowell W. Paxson and certain affiliates of Lowell W. Paxson (collectively, the “Call Stockholders”). We appreciate your valuable time and efforts in approving CIG Media as the permitted transferee.

CLP and NBCU wish to emphasize that we and our advisors are committed to continue working with the Company to consummate the Proposed Transaction (as defined below) in an expeditious manner. We are comfortable in our belief that the Board will come to view the Proposed Transaction as the best path forward for the Company and its various stakeholders.

We are pleased to advise the Board that NBCU and CIG Media have entered into a Call Right Transfer Agreement (the “Call Right Transfer Agreement”), pursuant to which, among other matters, NBCU agreed to assign to CIG Media, and CIG Media agreed to assume, all of the rights and obligations of NBCU under the Call Agreement (the “Call Agreement”), dated November 7, 2005, by and among the Call Stockholders and NBC Palm Beach Investment II, Inc. As set forth in the Call Right Transfer Agreement, the effectiveness of the transfer and assignment of the Call Right to CIG Media is subject to the satisfaction or waiver of various conditions precedent, including the approval by the Board of the Proposed Transaction. Accordingly, CIG Media does not have any obligations under the Call Agreement until such time, if any, when the transfer and assignment of the Call Right occurs. A copy of the executed Call Right Transfer Agreement is enclosed with this letter.

Now that NBCU and CIG Media have entered into the Call Right Transfer Agreement, an application with the FCC requesting, among other things, that the FCC consent to the transfer of the shares of common stock of the Company beneficially owned by the Call Stockholders to CIG Media can be filed. In order to expedite the consummation of the Proposed Transaction and the delivery of the benefits to the Company’s various stakeholders, CIG Media and its advisers will promptly complete all materials necessary to file such FCC application and would like to file such application as soon as practicable with the assistance of the Company’s affiliates and their respective advisors. The filing of an FCC application in connection with the Proposed Transaction does not in any way prejudice the right of the Board to subsequently approve or disapprove the Proposed Transaction.

Based on discussions held between January 23, 2007 and February 20, 2007 with you and your advisors, we are hereby modifying our January 17, 2007 proposal regarding a potential restructuring of the Company’s ownership and capital structure (the “Proposed Transaction”) and the non-binding term sheet (the “Term Sheet”) enclosed therewith to further enhance the benefits of the Proposed Transaction to the Company and its various stakeholders. The following is a summary of the changes to the Term Sheet and the Proposed Transaction (capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Term Sheet) proposed by CLP and NBCU:

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The Company is no longer required to conduct the Company Tender Offer for shares of Class A Common Stock and CIG Media will retain any shares of Class A Common Stock acquired in the tender offer it conducts as set forth in the Term Sheet.

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The Company is no longer required to seek consent from its senior lenders with respect to an amendment to increase the Restricted Payment basket from $50,000,000 to $70,000,000. However, the Company will be required to obtain confirmation from its senior lenders that their “change of control” put right will not be triggered by the Proposed Transaction.

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CIG Media would participate in the Exchange Offer and exchange all CLP 14-¼% Preferred and CLP 9-¾% Preferred for an aggregate principal amount of $66.8 million of Subordinated Debt in the Exchange Offer.

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NBC Palm Beach Investment I, Inc. (“Palm Beach I”), a wholly-owned subsidiary of NBCU, will exchange with the Company $210,000,000 in face amount of Series B Preferred Stock for $210,000,000 in face amount of Series D Non-Convertible Preferred and will transfer to CIG Media all of such Series D Non-Convertible Preferred.

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CIG Media will exchange with the Company $98,000,000 in face amount of Series D Non-Convertible Preferred for $98,000,000 in face amount of Series A Convertible Preferred and $112,000,000 in face amount of Series D Non-Convertible Preferred for $200,000,000 in face amount of Series C-2 Convertible Preferred. The conversion price of each share of Series C-2 Convertible Preferred will be approximately $0.89 per share of Class A Common Stock.

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Palm Beach I will exchange with the Company $21,070,000 in face amount of Series B Preferred Stock for $31,070,000 in face amount of Series C-1 Convertible Preferred. The conversion price of each share of Series C-1 Convertible Preferred will be $0.75 per share of Class A Common Stock.

We and our advisors stand ready to meet with you, the Company’s management and your respective advisors at any time and discuss with you or them any issue with respect to the Proposed Transaction, the Term Sheet and this letter. In the meantime, we and our respective advisors will commence to work on definitive documentation with respect to the Proposed Transaction and look forward to discussing such documentation with you and your advisors at the appropriate time.

This letter is not intended to be, nor shall it be, a binding contract between us, but is intended only as a formal indication of our proposal as of this date, and the parties will be jointly bound only in accordance with the terms and conditions to be negotiated and contained in mutually executed definitive documentation.

Very truly yours,

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, LLC, its General Partner By: /s/ Matthew Hinerfeld Name: Matthew Hinerfeld Title: Managing Director and Deputy General Counsel	NBC UNIVERSAL, INC. By: /s/ Bruce Campbell Name: Bruce Campbell Title: Executive Vice President, Business Development